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                   Washington, D.C. 20549        | hours per response...2.50 |
                                                 -----------------------------
                         FORM 12b-25             -----------------------------
                                                 |      SEC FILE NUMBER      |
                 NOTIFICATION OF LATE FILING     |           0-24650         |
                                                 -----------------------------
                                                 -----------------------------
(Check One):    [ ] Form 10-K   [ ] Form 20-F    |       CUSIP NUMBER        |
[ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR   |                           |
                                                 -----------------------------
           For Period Ended:      September 30, 1997
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended:
                                           -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

     Independence Tax Credit Plus L.P. III
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     c/o The Related Companies, 625 Madison Avenue, New York, NY 10022
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a) The reasons described in reasonable detail in Part III of this
      |      form could not be eliminated without unreasonable effort or
      |      expense;
      |  (b) The subject annual report, semi-annual report, transition report
      |      on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
 [X]  |      will be filed on or before the fifteenth calander day following
      |      the prescribed due date; or the subject quarterly report of
      |      transition report on Form 10-Q, or portion thereof will be filed
      |      on or before the fifth calendar day following the prescribed due
      |      date; and
      |  (c) The accountant's statement or other exhibit required by Rule
      |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the above Registrant was not complete for filing by November 14, 1997 due to the inability to obtain certain information required for proper disclosure.

                                               (Attach Extra Sheets if Needed)
                                                              SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard A. Palermo            212              421-5333
     --------------------------   -------------   --------------------
              (Name)               (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the registrant was required to file such
     report(s) been filed? If answer is no, identify
     report(s)                                               [X] Yes    [ ] No

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(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?                              [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  * See below

==============================================================================

                     Independence Tax Credit Plus L.P. III
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 14, 1997                        By  /s/ Richard A. Palermo
    ---------------------------------         --------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------- ATTENTION ---------------------------------
|      Intentional misstatements or omissions of fact constitute Federal     |
|                  Criminl Violations (See 18 U.S.C. 1001).                  |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

* It is anticipated that total revenues will increase approximately $200,000 and $300,000, total expenses will increase approximately $300,000 and $500,000 and the net loss will increase approximately $100,000 and $200,000, respectively, for the three and six months ended September 30, 1997 as compared to 1996. The increases in total revenues, total expenses and the net loss are primarily due to the continued acquisition, construction and rent up of properties.